

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 10, 2016

Mr. John R. Ranelli
Chief Executive Officer
Central Garden & Pet Company
1340 Treat Boulevard, Suite 600
Walnut Creek, California 94597

      Re: **Central Garden & Pet Company**
              Form 10-K for the Fiscal Year Ended September 26, 2015
              Filed December 10, 2015
              File No. 1-33268

Dear Mr. Ranelli:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ William H. Thompson

                                          William H. Thompson
                                          Accounting Branch Chief
                                          Office of Consumer Products

cc: Howard Machek
         Corporate Controller